EXHIBIT 23.2

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Registration Statement of BWAY Corporation on Amendment No. 3 to Form S-4, Registration No. 333-104388, of our report dated November 1, 2002, except for Note 4, as to which the date is March 17, 2003 and Note 18, as to which the date is June 9, 2003, which expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s merger and the application of the provisions of Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”, resulting in the reclassification of an extraordinary loss from the extinguishment of debt in fiscal 2001 to continuing operations, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Experts” in such Prospectus.

DELOITTE & TOUCHE LLP

Atlanta, Georgia

October 20, 2003